October 14, 2014

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Larry Spirgel, Assistant Director

RE: AZZ incorporated
Form 10-K for the Fiscal Year Ended February 28, 2014
Filed April 28, 2014 File No. 001-12777

We appreciate the staff’s review and comments, as AZZ incorporated (the “Company”) is constantly striving to improve the depth and quality of the Company’s financial reporting to our investors.

We provide the following response to the comment letter dated October 2, 2014 of the staff of the Securities and Exchange Commission (the “Letter”) concerning the Company’s Form 10-K for the fiscal year ended February 28, 2014 (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended February 28, 2014
Notes to Consolidated Financial Statements
11. Operating segment, page 50

1.
We note from the fourth paragraphs of pages 4 and 5 that international sales provided approximately 18% of your revenues during the year ended February 28, 2014. We also note from your earnings call of June 27, 2014 that you expect international revenues to continue to increase as a percentage of your total revenues over time. Please disclose the geographic information required by ASC 280-10-50-41.

RESPONSE: We acknowledge your request and confirm that we will disclose financial information by geographical areas in the footnotes to our consolidated financial statements filed on future Form 10-K and Form 10-Q filings that occur subsequent to the receipt of the Letter.

AZZ acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Paul W. Fehlman

Paul W. Fehlman
Senior Vice President, Finance
and Chief Financial Officer